

Mail Stop 4628

June 6, 2016

<u>Via E-Mail</u>
Gary B. Tilden
Chief Executive Officer
175 Joerschke Dr., Suite A
Grass Valley, CA 95945

> **Re: Simlatus Corporation (Formerly Grid Petroleum Corp.)**
> **Form 10-K/A for Fiscal Year Ended March 31, 2015**
> **Filed July 14, 2015**
> **File No. 000-53276**

Dear Mr. Tilden:

We issued comments on the above captioned filing on March 1, 2016. On May 19, 2016, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 or me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources